GLOBAL TECHNOLOGIES, LTD

501 First Ave N, Suite 901

St. Petersburg, FL 33701

(727) 482-1505

August 10, 2020

United States

Securities and Exchange Commission

Division of Corporate Finance

Office of Manufacturing

Washington, DC 20549

Re:	GLOBAL TECHNOLOGIES, LTD
Amendment No. 1 to Registration Statement on Form 10-12G
Filed July 24, 2020
File No. 000-25668

To Whom It May Concern:

On behalf of the Company, this letter sets forth the responses of the Company to the comments of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) contained in your letter dated August 4, 2020 (the “Comment Letter”) regarding the Staff’s review of the Company’s Amendment No. 1 to Registration Statement on Form 10-12G submitted July 24, 2020 (File No. 000-25668) (the “Filing”). The Company’s responses set forth below correspond to the comments as numbered in the Comment Letter.

Amendment No. 1 to Form 10 filed July 24, 2020

Risk Factors, page 8

1.	Please tell us with specificity where you revised the disclosure in response to prior comment 9 about potential failure to meet FDA’s requirements for your product and company and to include a discussion of any potential consequences including any of the following: regulatory action, civil money penalties, administrative remedies, or criminal remedies.

Response: In response to the Staff’s comments, the Company has revised its disclosure and included two additional Risk Factors on page 14 pertaining to the regulation of the products sold through our subsidiary, HMNRTH, LLC.

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Securities and Exchange Commission

August 10, 2020

2.	Please tell us with specificity where you revised the disclosure in response to prior comment 10 to disclose in an appropriate section the potential scope of FDA’s statutory and regulatory requirements for approval of your product.

Response: In response to the Staff’s comments, the Company has revised its disclosure on pages 4, 6 and F-7 to discuss the potential scope of the FDA’s statutory and regulatory requirements for approval of our products.

Controls and Procedures, page 27

3.	We note in both your Evaluation of Disclosures Controls and Procedures (DCP) and Management’s Annual Report on Internal Control Over Financial Reporting (ICFR) you state DCP and ICFR were not sufficient as of March 31, 2020, June 30, 2019 and June 30, 2018. Please be advised that Item 307 of Regulation S-K requires management conclude on the effectiveness of the DCP, and similarly, Item 308 of Regulation S-K requires a statement as to whether or not ICFR is effective. In this regard, please revise your conclusions for both DCP and ICFR to state that they were not effective as of March 31, 2020, June 30, 2019 and June 30, 2018 rather than not sufficient.

Response: In response to the Staff’s comments, the Company has revised its disclosure to state that the Company’s DCP and ICFR were not effective as of March 31, 2020, June 30, 2019 and June 30, 2018 rather than not sufficient.

Executive Compensation, page 32

4.	Please update your compensation disclosure for your most recently completed fiscal year. For example, we note your disclosure on page 33 about compensation information “through the year ended March 31, 2020;” however, you refer on page 34 to your fiscal year ended June 30, 2020.

Response: In response to the Staff’s comments, the Company has revised its disclosure on page 33 to correctly state, “the nine months ended March 31, 2020” versus year end.

Transactions with Related Parties, page 33

5.	Please revise the disclosure on page 33 to disclose the consideration that the company received in exchange for the issuance of shares of Series K Super Voting Preferred Stock.

Response: In response to the Staff’s comments, the Company has revised its disclosure on page 33 to state that the 3 shares of Series K Super Voting Preferred Stock were issued to Mr. Anderson as consideration for his service as an officer and director of the Company.

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Securities and Exchange Commission

August 10, 2020

Consolidated Statements of Operations for the interim period ended March 31, 2020 Revenue, page F-4

6.	We note from your disclosures on F-7 the Company sold certain assets to Edison Nation, Inc. and its wholly owned subsidiary, Scalematix, LLC (the Buyers) on March 11, 2020. In exchange for the assets, you disclose the buyer paid consideration comprised of cash and restricted common stock valued at $548,350 plus the right to contingent consideration. It appears that the amount has been recorded as revenue within your statement of operations for the interim period ended March 31, 2020. If so, please explain to us why you believe it is appropriate to classify the amounts recognized from the sale of assets as revenue rather than gain or loss from sale of assets within your statements of operations. As part of your response, please provide us with the authoritative guidance you relied upon in determining your accounting treatment. Also, tell us and revise MD&A to disclose the nature of the costs that comprise costs of goods sold.

Response: The Company recognizes revenue when obligations under the terms of a contract are satisfied and control is transferred to the customer. Revenue is measured as the amount of consideration the Company expects to be entitled to in exchange for goods or services. Substantially all of the Company's sales arrangements are short-term in nature involving a single performance obligation. The Company recognizes revenue when the performance obligation is satisfied, and control of the product is transferred to the customer based upon shipping terms. In addition, certain customized automation performance obligations are accounted for over time. Under this method, revenue recognition is primarily based upon the ratio of costs incurred to date compared with estimated total costs to complete.

When the Company acquired TCBM Holdings, LLC and its subsidiaries on November 30, 2019, HMNRTH operated as an online store selling a variety of hemp and CBD related products. On March 11, 2020, the Company sold all the inventory it had in storage and is currently in the process of placing orders for additional production. The Company was formed for this purpose and is continuing the same business model. This sale was not a one-time contract and also meets revenue recognized on the five-step process outlined in the Accounting Standards Codification (“ASC”) 606. The sale of inventory was part of the normal operations of the Company and it is anticipated that we will recognize similar operating activity with other customers.

In addition, the Company has revised its disclosure on page 24 under “Result from Operations” to define the nature of the cost of goods sold.

Notes to the Consolidated Financial Statements

Note C - Acquisition of TCBM Holdings, LLC, page F-10

7.	We note goodwill in the amount of $1,346,646 on the face of your balance sheet as of March 31, 2020, representing 85% of total assets, however, we note no disclosures surrounding the recognition of goodwill in Note C. In this regard, please revise your footnote to comply with the disclosure requirements of ASC 805-30-50, including the qualitative factors that make-up goodwill recognized.

Response: In response to the Staff’s comments, the Company has revised its disclosure in Note C to state the qualitative factors that make-up goodwill, which was recognized in the acquisition of TCBM Holdings, LLC as well as the recognition of the goodwill.

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Securities and Exchange Commission

August 10, 2020

The Company respectfully believes that the proposed modifications to the Registration Statement, and the supplemental information contained herein, are responsive to the Staff’s comments. If you have any questions or would like further information concerning the Company’s responses to your comment letter, please do not hesitate to contact me at (727) 482-1505.

Sincerely,

/s/ Jimmy Wayne Anderson
Jimmy Wayne Anderson
President

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